UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

(Translation of registrant’s name into English)

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced on November 21, 2022, on November 15, 2022, Puhui Wealth Investment Management Co., Ltd. (the “Company” or “Puhui”) held its extraordinary general meeting of shareholders, at which the Company’s shareholders approved a share consolidation (the “Share Consolidation”), pursuant to which every six (6) issued and unissued existing ordinary shares of US$0.001 par value each will be consolidated into one ordinary share of a par value of US$0.006 each and every six (6) issued and unissued preferred shares of US$0.001 par value each will be consolidated into one preferred share of a par value of US$0.006 each. All fractional shares will be rounded up to the next whole number.

The Share Consolidation will become effective on December 13, 2022 and will be reflected with The Nasdaq Stock Market LLC (“Nasdaq”) and in the marketplace at the open of business on December 14, 2022, whereupon the ordinary shares begin trading on a share consolidation-adjusted basis. In connection with the Share Consolidation, the Company’s ordinary shares continue to trade on Nasdaq Capital Market under the symbol “PHCF” but trade under a new CUSIP Number, G7306H 119.

The Share Consolidation was reflected in the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated M&A”) which was filed with the General Registry of Cayman Islands on November 23, 2022. A copy of the Second Amended and Restated M&A is attached hereto as Exhibit 3.1 and incorporated herein by reference.

On December 9, 2022, the Company issued a press release announcing the foregoing matters. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: December 9, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Puhui Wealth Investment Management Co., Ltd.
99.1	Press Release dated December 9, 2022

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